UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-38455

MorphoSys AG

(Exact name of registrant as specified in its charter)

Semmelweisstrasse 7

82152 Planegg

Germany

Telephone: +49 89-89927-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	MorphoSys AG merged with and into Novartis BidCo Germany AG on October 15, 2024, at which time the separate corporate existence of MorphoSys AG ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis BidCo Germany AG, as successor by merger to MorphoSys AG, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Novartis BidCo Germany AG As successor by merger to MorphoSys AG

By:	/s/ Arkadius Pichota
Name:	Arkadius Pichota
Title:	Chief Executive Officer, Member of Management Board

By:	/s/ Lukas Gilgen
Name:	Lukas Gilgen
Title:	Chief Financial Officer, Member of Management Board

Date: October 17, 2024